July 17, 2023

VIA E-MAIL

Monica J. Shilling, P.C.
Kirkland & Ellis LLP
2049 Century Park East, Suite 3700
Los Angeles, CA 90067
monica.shilling@kirkland.com

       Re: Vista Credit Strategic Lending Corp., File No. 000-56562

Dear Ms. Shilling:

         On June 15, 2023, you filed a registration statement on Form 10 on behalf of Vista Credit
Strategic Lending Corp. (the    Company   ). We have reviewed the registration
statement and
have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of common stock under
section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Page 1     Explanatory Note

1. In the sixth paragraph, disclosure states that the Company intends to file an election to be regulated as a BDC. The Company filed a Form N-54A on June 23, 2023. Please revise the disclosure here, and throughout the registration statement, accordingly.

Page 8     The Company     Vista Credit Strategic Lending Corp.

2. We note that the Company   s name contains the term    Credit,    which
refers to a type of
   investment. As such, under rule 35d-1, the Company must have a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities. Please add this policy, and state that this policy cannot be changed without 60 days prior written notice to stockholders (or that the policy is fundamental).

3. In the third paragraph, disclosure refers to the    enterprise software,
data and technology-
   enabled sectors,    and    dislocations.    Please explain these terms using
clear, straightforward
   language.

Page 9     Vista

4. In the second paragraph, disclosure states,    Vista Credit Partners, L.P. (
  Vista Credit
   Partners    or    VCP   ) was established in 2013 as the growth of the Vista
team and identified
   opportunity set, Vista   s knowledge of software businesses, their
operations and the software
   market continued to deepen and evolve.    The sentence is unclear. Please
revise.

Page 10     Market Opportunity

5. Please limit the marketing disclosure in this section (i.e., pages 10-15). This information is
   secondary and obscures the primary disclosure regarding the Company   s
structure,
   investment strategies, and risks.

6. In the first paragraph, disclosure refers to    both the liquid and private
credit markets.    Please
   explain what    liquid    markets are in relation to    private credit
markets.

7. In the second sentence of the first paragraph, disclosure refers to a highly defensive
   mandate.    Please explain this term using clear, straightforward language.

8. Disclosure in footnote 1 appears to be an excerpt about certain kinds of performance
   information regarding a certain fund. It is unclear who    S&P LCD    and
the    Fund    are, and
   what the terms    cumulative default rate,       average default rate,
VCP default rate,    and
      cumulative dollar weighted default rate,    mean. The footnote and
accompanying text focus
   on industries, including the software industry, but the Company   s strategy
focuses on the
      enterprise software, data and technology-enabled sectors.    Also, the
footnote refers to
   industries listed    above,    but should instead state,    below.


                                                 2
    Given the numerous caveats and exceptions, the disclosure is confusing, and its relevance is unclear. Please revise the footnote and accompanying text to more clearly and accurately
   describe the relevance of the disclosure to the Company   s principal
investment strategies.
   See General Instruction C(c) of Form 10 (requiring additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading).

Page 11     Market Opportunity

9. On this page, disclosure contains many words and phrases that are difficult to understand.
   Please revise the following using clear, straightforward language.
       x      Mature software products generally have high gross margins and variable operating
           expenses that are largely tied to salespersons, commissions, travel and marketing.
       x      Moreover, the codebase and intellectual property may represent attractive, strategic
           assets to a broad array of industry players who can credibly acquire them and cross-
           sell these products.
       x      These attributes of software-enabled services are evidenced by the historically high
           degree of financial sponsor exits to strategic acquirers who benefit from these readily identifiable synergies.
       x      Mission criticality.
       x      Outsized productivity gains.

10. In the second paragraph, disclosure states,    During the global financial
crisis of 2007-2009
    (the    GFC   ), and throughout the COVID-19 pandemic, enterprise software companies have
    demonstrated their resiliency. For instance, public companies in S&P   s
Expanded North
    American Software Composite saw median revenue growth of over 5% year-over-year from
    2008 to 2009.    Please describe the composite. Also, please add disclosure that explains such
    resiliency during the COVID-19 pandemic, or consider deleting the reference to the COVID-
    19 pandemic.

11. Footnote 1 cites    Index performance from Bloomberg/company reports;
company-specific
    data from Capital IQ/Company Reports.    Please be more specific about
which reports and
    who these entities are. Please also explain whether such reports are publicly available and, if so, how investors can access the reports.

Page 12     Shifting Demand from Public to Private Markets

12. On this page, disclosure contains many words and phrases that are difficult to understand.
    Please revise the following using clear, straightforward language.
   x      Deal count.
   x      Less-dilutive debt.
   x      Scaled growth capital solutions.
   x      Non-Sponsor FounderDirect Channel.

                                                 3
 13. Footnotes 3-6 cite various entities. Please explain who the entities are, whether the sources are publicly available and, if so, how investors can access the sources.

Page 13     Sponsor Market Opportunity

14. On this page, disclosure contains many words and phrases that are difficult to understand.
    Please revise the following using clear, straightforward language.
   x      Dry powder.
   x      Broad end-market diversification.
   x      Broader reallocation of budgeted spend.
   x      Tools that are either utilized    horizontally    by stakeholders in
many end-markets or
       developed to replace traditional headcount of capital expenditures in
each    industry
       vertical    as colloquially understood.

15. In the first paragraph, disclosure refers to    Prequin.    Please explain
who this entity is.

Page 15     Proprietary and Differentiated Sourcing Model

16. In the first paragraph, disclosure refers to    FounderDirect Lending.
Please explain who this
    entity is.

Page 16     Sourcing

17. In the last sentence of the first paragraph, disclosure states that    VCP
has closed over 400
    investments with over 60 private equity sponsors.    On the previous page,
disclosure states
    that    the VCP Investment Team has closed on over 470 transactions with more than 60
    private equity firms.    Please confirm that these two statements are
accurate.

Pages 17-18     Structure of Investments

18. In this section, disclosure refers to    add-on acquisitions    and
affirmative and negative
    covenants.    Please explain the terms using clear, straightforward
language.

Page 18     Warehousing Transaction

19. Please explain to us whether the Company has considered the applicability of Regulation S-X
    Article 6-11 with regards to the warehousing transaction.

20. Is the Financing Provider identified as a    independent thirty party
also unaffiliated with the
    Company and/or the Adviser? If so, please revise disclosure to reflect this.




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 21. Please supplementally provide to staff explaining how and whether the Warehousing
    Transaction disclosure describing    unfunded commitments therein
complies with rule 18f-4
    under the Investment Company Act.

22. Please include in the registration statement an unaudited schedule of investments prepared in accordance with Regulation S-X Article 12-12 listing the portfolio holdings subject to the warehousing transaction.

23. Please describe any fees or expenses expected to be incurred by the Company in connection with the warehousing transaction.

Page 20     Incentive Fee

24. Please consider disclosing a fee table that conforms to the requirements of
Item 3.1 of
    Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example.
    We believe that such disclosure would be helpful to investors.

25. Please include a graphical illustration of how the incentive fee will operate.

26. Please tell us supplementally whether the Company will invest in swaps and, if so, that it will look through such investments to calculate the Incentive Fee.

Page 25     Administration Agreement

27. Please state the fee payable under the Administration Agreement.

Page 29     Term

28. The second paragraph refers to the possibility that the Company will issue preferred stock.
    Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 45     Item 1A. Risk Factors

29. Please add risk disclosure regarding the cost of Exchange Act reporting.




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 Page 65     To the extent original issue discount (OID) and payment-in-kind
(PIK) interest
income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

30. The risks of original issue discount (   OID   ) securities and PIK
instruments are discussed
    here (and these investments are referred to on page 20 as an example of Pre-Incentive Fee
    Net Investment Income).
   a. Please ensure that instruments discussed in the risks and incentive fee sections are also discussed in principal strategies section.
   b. Please also add the following risks related to PIK and OID instruments:
       x   The interest payments deferred on a PIK loan are subject to the risk that the borrower
           may default when the deferred payments are due in cash at the maturity of the loan;
       x   The interest rates on PIK loans are higher to reflect the time-value of money on
           deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
       x   Market prices of OID instruments are more volatile because they are affected to a
           greater extent by interest rate changes than instruments that pay interest periodically in cash; and
       x   PIK instruments may have unreliable valuations because the accruals require
           judgments about ultimate collectability of the deferred payments and the value of the associated collateral.
   c. To the extent that the following risk disclosure (PIK interest payments the Company receives will increase its assets under management and, as a result, will increase the amount of base management fees and incentive fees payable by the Company to the
      Advisor) is applicable to both PIK and OID securities, please revise disclosure to cover both.

Page 71     Stockholders who default on their Capital Commitment to us will be subject to
significant adverse consequences.

31. This section describes the potential consequences to stockholders who default on their capital
    commitment to the Company. Please add similar disclosure to    The Private
Offering
    beginning on page 28 so that such disclosure appears earlier in the registration statement.

Page 120     Item 13. Financial Statements and Supplementary Data

32. The financial statements are not included in this registration statement. Please file an amended Form 10 with complete financial statements at least fifteen days prior to the
    Form 10   s effectiveness. We may have further comments.

                                      *   *    *       *   *   *



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         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-5166 or Melissa McDonough at (617) 573-4539.

                                                   Sincerely,
                                                   /s/ Lisa N. Larkin
                                                   Lisa N. Larkin
                                                   Senior Counsel


cc:    Melissa McDonough, Staff Accountant
       John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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